SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
500 BOYLSTON STREET	FIRM/AFFILIATE
BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com November 3, 2017	OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

                                         RE: GAMCO Global Gold, Natural Resources & Income

                                         Trust – N-2 Filing

                                                 File Nos. 333-         and 811-21698

Ladies & Gentlemen:

On behalf of GAMCO Global Gold, Natural Resources & Income Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder (the “Securities Act Rules”), and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $124.50 to cover the registration fee under the Securities Act has been paid.

This Registration Statement is being submitted as a new N-2 filing in accordance with Rules 415(a)(5) and 415(a)(6) of the Securities Act Rules, since the Fund’s prior registration statement is nearing the end of its three year term under Rule 415(a)(5).

Securities and Exchange Commission

November 3, 2017

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If you have any questions or require any further information with respect to this Registration Statement, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon